Exhibit 99.1

Concordia Healthcare to Present at CIBC Investor Conference

OAKVILLE, ON – January 15, 2016 – Concordia Healthcare Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs, announced today that its Chairman and CEO Mark Thompson is scheduled to deliver a corporate presentation at the CIBC 19th Annual Whistler Institutional Investor Conference on January 20th, 2016 at 4:00 p.m. PT in Whistler, B.C.

Interested parties can listen to a live audiocast of the presentation by clicking the following link:

https://webcasts.welcome2theshow.com/cibcwhistler2016/concordia

The presentation will also be available by audio replay by clicking the link above.

About Concordia

Concordia is a diverse, international pharmaceutical company focused on legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established off-patent molecules. Concordia also markets orphan drugs through its Orphan Drug Division, currently consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; Roanoke, Virginia; London, England; Mumbai, India; and Chicago, Illinois.

For more information please contact:

Adam Peeler

Concordia Healthcare Corp.

905-842-5150 x 250

apeeler@concordiarx.com